Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Diginex’s financial condition and results of operations should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto contained elsewhere in this Form 6-K. This discussion contains forward-looking statements reflecting Diginex’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Overview

Diginex is a digital asset financial services and advisory company focused on delivering innovative products, architecture, and infrastructure to foster the mainstream adoption of the digital asset class. The Company encompasses a cryptocurrency exchange, EQUOS.io, an over the counter (OTC) trading operation, a front-to-back integrated trading platform, a capital markets business, a hot and cold custody platform and an asset management business, Bletchley Park Asset Management.

On September 30, 2020, Diginex Limited completed a share swap with 8i Enterprises Acquisition Corp and Diginex Hong Kong (“Transaction”) which resulted in Diginex being listed on Nasdaq. The Transaction resulted in non-cash expenses of $76.1 million relating to both the fair value of the share swap and the incremental earnout shares to be issued if certain share price milestones are achieved.

Among Diginex’s business lines is its core offering, a digital asset exchange, EQUOS, which launched in July 2020. Since the launch, there has been a focus on client acquisition and growing trading volumes on the exchange. An ongoing strategy used to attract both clients and volume has been to offer promotional discounts and free trading to those early clients, including professional trading firms, which in part explains the minimal revenue earned during the six-month period to September 30, 2020.

Since the listing Diginex has also enhanced its product suite by announcing the launch of a perpetual futures market on EQUOS, the pending launch of borrowing and lending functionality and a strengthening of the balance sheet via a capital raise of $38.6 million in January 2021.

Results of Operations

	For the six months ended September 30,
in USD millions	2020	2019
Continuing Operations
Revenue	0.0	0.2
General and administrative expenses	(36.0)	(13.8)
Operating loss	(36.0)	(13.6)
Other expenses and losses	(76.0)	(0.2)
Impairment losses on financial assets	0.0	(10.1)
Finance costs	(0.9)	(0.9)
Loss before tax	(112.9)	(24.8)
Income tax	0.0	0.0
Loss from continuing operations	(112.9)	(24.8)
Profit (loss) from discontinued operations	4.9	(0.3)
Loss for the year/period	(108.0)	(25.1)

Loss attributable to:
Owners of the company	(107.8)	(24.9)
Non-controlling interests	(0.2)	(0.2)
	(108.0)	(25.1)

Revenue

Revenue from continuing operations for the six month period ended September 30, 2020 decreased by $0.2 million to $0.0 million when compared to the six months ended September 30, 2019. The revenue in the prior period was derived from Capital Markets mandates and Asset Management fees. During the six month period ended September 30, 2020, the Group launched EQUOS, the digital asset exchange, which has attracted customers and trading volumes but not material revenues due to promotional offerings in place during the initial launch of the platform. In the six month period ended September 30, 2020, Diginex liquidated the funds under Bletchley Park Asset Management Jersey to focus on the Bletchley Park multi-strategy fund operating out of Hong Kong, and now Switzerland. This fund did not charge fees to seed investors during the six months ended September 30, 2020.

General and Administrative Expenses from Continuing Operations

	For the six months ended September 30,
in USD millions	2020	2019

Employee benefits	29.2	8.5
Technology	2.1	0.4
Legal and professional fees	1.3	2.1
Depreciation of right-of-use assets	1.0	1.0
Depreciation of plant, property and equipment	0.4	0.4
Amortization of intangible assets	0.5	0.0
Auditor’s remuneration	0.5	0.1
Expensed software development	0.3	0.0
Operating lease expense	0.1	0.1
Other	0.6	1.2
	36.0	13.8

General and administrative expenses increased by $22.2 million to $36.0 million for the six months ended September 30, 2020 when compared to the six months ended September 30, 2019. This increase was primarily driven by the increase in employee-related costs.

Employee Benefits

Employee related expenses increased by $20.7 million to $29.2 million for the six months ended September 30, 2020 when compared to the six months ended September 30, 2019. The increase was primarily driven by a fair value adjustment to the employee share option plan following a modification event detailed in the combined and consolidated financial statements for the year ended March 31, 2020 and a modification and replacement of the plan upon the completion of the Transaction. These events resulted in a charge for the six months ended September 30, 2020 of $21.5 million which included a one-off accelerated true up for shortened vesting periods for some employees of $1.3 million following the replacement of the original plan. This compares to $1.1 million expense related to the employee share option plan for the six months ended September 30, 2019.

As at September 30, 2020 the headcount was 120 compared to 101 as at September 30, 2019.

Technology

Technology costs increased by $1.7 million to $2.1 million for the six months ended September 30, 2020 when compared to the six months ended September 30, 2019. This increase in cost was partly driven by an increase in cloud-based hosting services related to the build out and production environments for EQUOS.

Legal and Professional Fees

Diginex incurred legal and professional fees of $1.3 million for the six months ended September 30, 2020, a decrease of $0.8 million from the six months ended September 30, 2019. During the period ended September 30, 2019, the costs incurred were driven by legal fees in relation to the Transaction. During the period ended September 30, 2020, a discount was received on previously issued invoices from a legal advisor to the Transaction which resulted in reduced legal fees during the period. Also, during the period ended September 30, 2020, Diginex continued to seek regulatory advice across all business lines whilst also continuing to engage with third party providers of compliance-related software for activities such as KYC and AML monitoring. Upon the launch of EQUOS, Diginex also engaged with strategic partners for advice and support on the platform.

Depreciation of Right-of-Use Assets

Capitalized leases under IFRS 16 are categorized as right-of-use assets and relate to the office leases in Hong Kong, Singapore and Vietnam for the six months ended September 30, 2020. The prior period also included offices in Tokyo, London, Jersey and Berlin but such offices have either been closed following restructuring, had their leases not renewed due to COVID-19 restrictions or are now treated as short term leases and do not meet the criteria to be accounted for under IFRS 16.

Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment remained flat at $0.4 million.

Amortization of Intangible Assets

Amortization of intangible assets commenced in the six months ended September 30, 2020. Diginex has capitalized $15.0 million of intangible assets in relation to the build of the digital asset exchange, EQUOS started to amortize the intangible assets over a 5 year period following the launch of the exchange at the end of July 2020.

Auditor’s Remuneration

Auditor’s remuneration increased by $0.4 million to $0.5 million for the six months ended September 30, 2020 when compared to the six months ended September 30, 2019. The incremental cost related primarily to the audits undertaken to complete the Transaction and increased audit scope in preparation of being a listed company.

Expensed Software Development

Expensed software development costs amounted to $0.3 million for the six months ended September 30, 2020. There were no costs categorized as expensed software development for the six months ended September 30, 2019. These costs are associated with the build and design of EQUOS which do not meet the criteria to be capitalized.

Operating Lease Expenses

Operating lease expenses related to short-term leases remained flat at $0.1 million. Although some offices have been closed, temporary short-term operating leases in Singapore and Vietnam were undertaken until long-term leases were entered into on August 15, 2020 and September 1, 2020, respectively. Long-term leases have been capitalized in accordance with IFRS 16.

Other Expenses

Other expenses for the six months ended September 30, 2020 decreased by $0.6 million from $1.2 million when compared to the six months ended September 30, 2019. Other costs include expenses such as marketing and travel and entertainment. During the six months ended September 30, 2020 there was a reduction in travel and entertainment due to COVID-19 restrictions.

Other Expenses and Losses

Other expenses and losses for the six months ended September 30, 2020 of $76.0 million consisted of two material components. Expenses related to the Transaction and expenses related to the earn-out share award. The Transaction expense amounting to $44.0 million was derived from the value of the shares and warrants issued by Diginex Limited to former shareholders of 8i Enterprises and services providers to the Transaction less the 8i Enterprises’ net assets acquired. The Transaction expense, under the guidance of IFRS 2, reflects the fair value cost to acquire 8i Enterprises. Also included is a $32.1 million expense representing the fair value of potential earn-out shares to be issued, derived under the guidance of IFRS 2. Under the terms of the Transaction, up to 12,000,000 shares will be issued via an earn-out provision should certain share price milestones be met over a 4-year period from September 30, 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued.

For the six months ended September 30, 2019, a loss of $0.2 million was incurred on the sale of the remaining stock of Madison Holdings Group Limited (“Madison”). Diginex received Madison shares as partial consideration from a previous partial sale of a subsidiary to Madison.

Impairment Losses on Financial Assets

There were no impairment losses for the six months ended September 30, 2020. As at September 30, 2019, the impairment loss on financial assets resulted from the impairment of loan receivables amounting to $10.1 million which consisted of: (1) On February 20, 2019, the Group signed a non-binding term sheet with a third party to establish a new subsidiary in the United States. In connection with the term sheet Diginex Hong Kong advanced monies for working capital purposes prior to a definitive agreement being signed. During the six months ended September 30, 2019, the Group impaired $0.5 million of the advance, and (2) impairment totaling $9.6 million on a loan receivable from a third party ($3.9 million), and from an associate, DHPC ($5.7 million).

Finance Costs

Diginex incurred finance costs for each of the six months ended September 30, 2020 and 2019, of $0.9 million.

In May 2020, Diginex issued a convertible bond with a mandatory conversion if the company listed. Interest associated with the convertible bond amount to $0.5 million. On September 21, 2020, the convertible bond and associated interest to date was converted into equity. In addition, the shareholder loan charged interest of $0.3 million before the underlying credit facility was terminated on September 30, 2020, which compared to $0.7 million for the six months ended September 30, 2019.

Interest was also booked to the interim condensed consolidated statement of profit or loss following the adoption of IFRS 16. The finance charge as a result of this adoption amounted to $0.1 million and $0.3 million for the six month periods ended September 30, 2020 and 2019, respectively.

Income Tax

Due to losses reported in the six months ended September 30, 2020 and 2019, there is no income tax charge for the Group.

Profit (Loss) from Discontinued Operations

Discontinued operations relate to the sale of the Solutions Business to Rhino Ventures Limited in May 2020. The results for the six months ended September 30, 2019 have been adjusted to reflect this sale.

	For the six months ended September 30,
in USD millions	2020	2019

Gain on sale	5.0	0.0
Revenue	0.0	0.3
General & administrative expenses	0.1	(0.6)
Profit (loss) from discontinued operations	4.9	(0.3)

Diginex sold the Solutions Business in May 2020 to Rhino Ventures Limited, a company controlled by Miles Pelham, the founder of Diginex. The consideration for the sale was $6.0 million which was netted against the shareholder loan outstanding to Pelham Limited, an entity also controlled by Miles Pelham. In addition, Diginex agreed to fund the business for six months post the sale, which was renegotiated at a 25% discount to projected costs.

Inflation

Since incorporation, Diginex has not been materially impacted by changes in inflation with the inflation rate in Hong Kong & Singapore ranging between 0.5-3%.

Impact of Foreign Currency Fluctuations on Results

Currently, Diginex’s main operating currencies are the US Dollar and Hong Kong Dollar. As the Hong Kong Dollar is pegged to the US Dollar, Diginex is not overly exposed to foreign currency fluctuations.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Diginex prepares its interim condensed consolidated financial statements in conformity with IFRS, which requires it to make judgments, estimates and assumptions. Diginex continually evaluates these estimates and assumptions based on the most recently available information, its own historical experiences and various other assumptions that Diginex believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from Diginex’s expectations as a result of changes in its estimates. Some of Diginex’s accounting policies require a higher degree of judgment than others in their application and require it to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with Diginex’s interim condensed consolidated financial statements and the notes related thereto, and other disclosures included in this document. When reviewing Diginex’s interim condensed consolidated financial statements, you should consider (i) Diginex’s selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

The significant accounting policies, judgments and estimates are the same as those applied to the audited combined and consolidated financial statements as at and for the year ended March 31, 2020 with the exception of these additional new areas:

Significant accounting estimates and judgments

Deemed reverse acquisition

On September 30, 2020, the Company completed the Transaction. Management has made the following judgments which have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements:

The Company entered into the Transaction with 8i Enterprises and Diginex Hong Kong that resulted in the issuance of shares and warrants to the shareholders of 8i Enterprises, Diginex Hong Kong and service providers to the Transaction. Following the issuance, the Company became the ultimate parent holding company of 8i Enterprises and Diginex Hong Kong (together with its subsidiaries) and listed on Nasdaq.

Under IFRS 3, neither 8i Enterprises nor the Company met the definition of a business and therefore the Transaction is not defined as a business combination. Although Diginex Hong Kong is considered a business under IFRS 3, a business combination requires the combination of businesses and hence requires more than one business in the transaction to fall within the scope of the standard. In accordance with IAS 8 paragraph 10, in the absence of an IFRS that specifically applies to such a transaction, management should apply judgment in developing and applying an accounting policy that results in interim condensed consolidated financial statements that are presented in a way that reflects the economic substance of the transaction.

Management has concluded that the Transaction would be more accurately represented as a deemed reverse acquisition of 8i Enterprises and the Company by Diginex Hong Kong, together with a recapitalization of the Group’s share capital. The outcome of such judgment being that the results of Diginex Hong Kong, subject to an adjustment to equity to reflect the issuance of shares by the Company on completion of the Transaction, have been consolidated on the basis that Diginex Hong Kong is the accounting acquirer and hence the historical results of Diginex Hong Kong continue to be consolidated on an on-going basis. The excess between the fair value of the shares and equity instruments issued and the net assets acquired is treated as an expense under IFRS 2. Details of the accounting policy applied is summarized in note 2.4 of the interim condensed and consolidated financial statements as at September 30, 2020.

Share-based payments – replacement of employee share options plan

The Group replaced the employee share options plan issued by Diginex Hong Kong with the establishment of a plan with modified terms issued by the Company upon completion of the Transaction. Under IFRS 2, the Group considered this as a replacement and modification of the Diginex Hong Kong plan, see note 22 of the interim condensed consolidated financial statements as at September 30, 2020.

Share-based payments – earn-out awards

The Transaction agreement between the Company, 8i Enterprises and Diginex Hong Kong has an earn-out provision where former Diginex Hong Kong shareholders will receive up to 12,000,000 additional shares in the Company if share price related milestones are achieved over a period of time post Transaction. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. Earn-out awards are accounted for under IFRS 2 as equity-settled awards with non-vesting conditions.

The fair value of the earn-out awards is based on a Monte Carlo simulation analysis utilizing a Geometric Brownian Motion taking assumptions on share price volatility, risk-free rate and other market data to predict distribution of relative share performance.

The share price volatility assumption used in the model (as detailed below) is based on publicly listed traditional financial exchanges (i.e. non-crypto) and other related companies, and a 6-months BTC option volatility. The 6-months BTC option volatility being included to reflect the exposure to digital assets which would not be a feature of the traditional exchanges and other related companies selected as a comparable within the model.

The earn-out award share price related targets are as below:

Milestone date	Share price target $	Number of shares to be awarded
1st anniversary of the Closing date	15.00	3,000,000
2nd anniversary of the Closing date	20.00	3,000,000
3rd anniversary of the Closing date	25.00	3,000,000
4th anniversary of the Closing date	30.00	3,000,000

Earn-out awards are accounted for under IFRS 2. The earn-out awards are settled in a fixed number of shares with conditions based on future market prices, but do not require the former Diginex Hong Kong shareholders nor the service provider to provide on-going service to the Group until such milestone dates.

The awards are considered as equity-settled share-based payments with non-vesting conditions since there is no explicit nor implicit service requirements despite that the share price targets are set beyond September 30, 2020.

The fair value of the earn-out awards has been valued on a probability basis using a Monte Carlo simulation model with the below inputs:

1.	Risk-free rates of 0.12%, 0.13%, 0.16% and 0.22% respectively for the 1st to the 4th anniversary of the Closing date based on daily US treasury yield curve rates on September 30, 2020.
2.	No dividend will be paid during the four-year period from September 30, 2020
3.	Reference price of $8.50 based on the closing date quoted trade price on September 30, 2020
4.	20,000 simulation runs per milestone
5.	Share price volatility of 50%, based on judgment below.

Volatility parameter of 50% is used on the basis that on September 30, 2020:

a)	Volatility from a sample of 52 related companies including traditional stock exchanges had an average of 37% over a three month to five year period.
b)	Unlike traditional exchanges, Diginex is exposed to movements in digital asset values and the most prominent digital asset being BTC. The longest dating BTC option of six months had a volatility 63%
c)	Diginex used volatility of 50% in the Monte Carlo simulation based on the average of the above two points.

The outcome of the Monte Carlo simulations derived the probabilities and fair values per award (based on probability of achieving the share price target) per milestone date, totaling a fair value of $32.1 million, inclusive of the service provider’s 1% entitled shares upon reaching the earn-out milestones.

Related party transaction – sale of Solutions Business

The IFRS conceptual framework of accounting defines income as increases in assets or decreases in liabilities that result in increases in equity, other than those relating to contributions from equity holders. When a transaction is entered into with a related party, judgment is required in determining whether the accounting gain represents income or a capital contribution. The accounting treatment is determined by considering if the related party was acting in his/her capacity as a related party or a normal counterparty for the particular transaction.

During the 6 months ended September 30, 2020, the Group sold the Solutions Business to Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex Hong Kong. The transaction resulting in income recorded in the interim condensed consolidated statement of profit or loss on the basis that Rhino Ventures Limited was acting as a normal counterparty and purchased the Solutions Business at fair market value, as determined by the following:

1)	The Solutions Business was offered to other parties to acquire, not only to Rhino Ventures Limited. A less favorable tentative offer was received from a third party to that offered by Rhino Ventures.
2)	Management believes the consideration paid is fair and reasonable. In making that judgment, management considered that certain inputs of the internally created valuation model were reviewed by an independent third party.
3)	Shareholders voted to approve the sale of the Solutions Business to Rhino Ventures Limited.

Management believes that these attributes support that Rhino Ventures Limited purchased the Solutions Business at fair market value, therefore the gain on sale of the Solutions Business should be reflected as income in the interim condensed consolidated statement of profit or loss.

Significant accounting policies – New Policies

Revenue recognition – Exchange income

In July 2020, the Group launched EQUOS, its digital asset exchange platform. Revenue is generated from fees earned when clients buy and sell digital assets on EQUOS at that point in time. In addition, revenues are also generated, at a point in time, when clients withdraw assets from the platform.

Deemed reverse acquisition

The acquisition method of accounting is used to account for all deemed reverse acquisitions where in substance there is an operating company is acquired by a shell company where the shareholders of the operating company obtain control of the shell company.

For the Transaction, Diginex Hong Kong is the operating company while both the Company and 8i Enterprises are considered as shell companies.

Identifying the accounting acquirer/accounting acquiree:

The Company is considered as the legal acquirer and the accounting acquiree. Control is obtained by Diginex Hong Kong shareholders as the Company issued 25,000,000 shares which allowed Diginex Hong Kong shareholders to hold the majority of issued share capital and voting rights.

Determining the deemed consideration transferred:

The deemed consideration transferred for the deemed reverse acquisition of 8i Enterprises is:

1.	The fair value of the shares which Diginex Hong Kong would have had to issue in establishing the same post transaction control structure but as if it were the legal acquirer; or
2.	The quoted price of the Company’s shares and warrants multiplied by the number of the instruments held by the former 8i Enterprises instrument holders on the date the deemed reverse acquisition completes.

In a transaction involving only the exchange of equity instruments, the fair value of the Company’ s shares and warrants that are quoted on Nasdaq should be used to measure the consideration transferred as it is more reliably measurable than the value of the Diginex Hong Kong’s equity based on IFRS 13 fair value hierarchy principles.

Based on this principle, the Group measured the deemed consideration for the Transaction using the quoted Nasdaq share price of the Company’ s shares and warrants on the completion date of September 30, 2020.

Fair value of assets and liabilities acquired in a deemed reverse acquisition:

Identifiable assets acquired and liabilities assumed in a deemed reversed acquisition are, with limited exceptions, measured initially at their fair values at the acquisition date. For the Transaction, the net assets acquired from 8i Enterprises and the Company are primarily cash, prepayments and trade payables, and their carrying value approximates fair value.

There is no non-controlling interest involved in the Transaction. Acquisition related costs such as professional fees were expensed as incurred.

Calculate the Transaction expense:

The excess of the deemed consideration transferred over the fair value of the net identifiable assets acquired from 8i Enterprises represents a service and is recorded as an expense under IFRS 2 in the Group’s interim condensed consolidated statement of profit or loss.

Presentation of the interim condensed consolidated financial statements post deemed reverse acquisition:

In the Transaction, the Company being the accounting acquiree (legal acquirer), becomes the ultimate parent holding company of the Group, however, the interim condensed consolidated financial statement represents a continuation of Diginex Hong Kong, the accounting acquirer (legal acquiree) with the exception of the legal capital structure.

Shareholders’ equity of Diginex Hong Kong prior to the Transaction is retrospectively adjusted as a recapitalization for the equivalent number of shares received and on a pro rata basis for prior reporting periods. Retained earnings and relevant reserves of the Diginex Hong Kong are carried forward after the Transaction. Any difference to shareholders equity of Diginex Hong Kong arising from the recapitalization of share capital and equity instruments issued is recorded in equity under the reverse acquisition reserve.

Share-based payments – earn-out awards

The earn-out awards are equity-settled awards measured on grant date in accordance with IFRS 2 and the grant date fair value of each award takes into account the non-vesting conditions.

Market conditions and non-vesting conditions are considered in estimating the fair value of an individual share using a Monte Carlo simulation model.

Earnings per share

Earnings per share for periods prior to the deemed reverse acquisition are retrospectively adjusted to reflect the number of equivalent shares received by the accounting acquirer, Diginex Hong Kong, based on the number of shares outstanding on the reporting dates multiplied by the exchange ratio. The exchange ratio being calculated as the number of shares issued by the Company to the former shareholders of Diginex Hong Kong divided by the number of shares outstanding in Diginex Hong Kong on September 30, 2020.

Significant accounting policies relevant to the interim condensed consolidated financial statements to note:

Impairment of financial assets

Under IFRS 9, the Group records an allowance for Expected Credit Loss (“ECL”) for financial assets not held at fair value through profit or loss.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset's original effective interest rate.

For trade and other receivables, amounts due from an associate/shareholders/related companies/joint venture and loan receivables, the Group has applied the standard's simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group calculates the ECL based on adjusted for forward-looking factors specific to the customer and the economic environment.

The Group considers a financial asset in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

Reclassification

Certain reclassifications have been made to the interim condensed consolidated financial statements in the prior period to present the discontinued operations following the sale of the Solutions Business and the recapitalization of the Group on a comparable basis following the Transaction. The reclassifications have no impact on the previously reported loss for the period nor the accumulated losses.

Recently Released Accounting Standards

See Note 2.2 in the interim combined and consolidated financial statements included elsewhere in this filing.

B.	LIQUIDITY AND CAPITAL RESOURCES

Diginex’s ability to fund its operations has historically been based on its ability to generate cash, its ability to attract investors and its ability to borrow funds on reasonable economic terms. During the period ended September 30, 2020, Diginex’s has been funded primarily by the successful issuance of the convertible bond and the completion of the Transaction. In prior periods, funding was obtained by the issuance of equity to investors, the proceeds from the 51% divestment of Diginex HPC and the Credit Facility. During the period ended September 30, 2020, the Credit Facility was paid down in full and terminated on September 30, 2020.

On January 11, 2021, Diginex signed definitive agreements for a private placement capital raise of $38.6 million which resulted in 2,571,669 of new shares being issued at $15.00 per share. The investors were also issued warrants to purchase up to an aggregate of 2,571,669 shares with a term of three years and an exercise price of $18.75 per share. Cash of $36.2 million was received on January 19, 2021 net of expenses paid to service providers.

As of September 30, 2020, and 2019, Diginex had cash and cash equivalents of $27.6 million and $1.5 million, respectively, as detailed below:

	Six months ended September 30,			Six months ended September 30,
In USD millions	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
	2020	2020	2020	2019	2019	2019
Net cash used in operating activities	(11.2)	(1.1)	(12.3)	(9.6)	(0.3)	(9.9)
Net cash provided by (used in) investing activities	20.3	0.0	20.3	(2.2)	0.0	(2.2)
Net cash provided by financing activities	18.8	0.0	18.8	12.9	0.0	12.9
Net increase (decrease) in cash and cash equivalents	27.9	(1.1)	26.8	1.1	(0.3)	0.8
Cash and cash equivalents, beginning of year	1.0	0.0	1.0	0.7	0.0	0.7
Effect of foreign exchange rate changes	(0.2)	0.0	(0.2)	(0.0)	0.0	(0.0)
Cash and cash equivalents, end of year	28.7	(1.1)	27.6	1.8	(0.3)	1.5

Cash flows from operating activities

Total cash outflows from operating activities were $12.3 million in the six month period ended September 30, 2020, compared to an outflow of $9.9 million for the six months ended September 30, 2019. Cash flow relates to both continued and discontinued operations:

Continued operations

Cash outflows from operating activities was $11.2 million in the six months ended September 30, 2020, compared to an outflow of $9.6 million in the six months ended September 30, 2019. The incremental cash outflow of $1.6 million reflects costs associated with the continued build out of Diginex’s various business lines.

Discontinued operations

The cash outflow of $1.1 million from discontinued operations for the six months ended September 30, 2020 and $0.3 million for the six months ended September 30, 2019 relates to costs associated with the Solutions Business that was sold in May 2020.

Cash flows from investing activities

Total cash inflows from investing activities were $20.3 million in the six months ended September 30, 2020, compared to an outflow of $2.2 million for the six months ended September 30, 2019. Cash flow from investing activities relates to continued operations only.

The inflow in the six months ended September 30, 2020 primarily relates to the cash received on completion of the Transaction of $24.1 million.

This cash inflow was offset by capital expenditure of $3.8 million for the six months ended September 30, 2020 related to the build out of EQUOS. In the six months ended September 30, 2019 the capital expenditure associated with EQUOS amounted to $2.1 million.

Cash flows from financing activities

Total cash inflows from financing activities were $18.8 million in the six months ended September 30, 2020, compared to an inflow of $12.9 million for the six month ended September 30, 2019. Cash flow from financing activities relates to continuing operations only.

During the six months ended September 30, 2020, Diginex raised a net $24.3 million from the issuance of convertible bonds. The convertible bonds had a 10% coupon and 24-month maturity date with a mandatory conversion upon listing. The bonds were converted into shares in Diginex Hong Kong on September 21, 2020 prior to the completion of the Transaction.

In the same period Diginex also raised share capital of $0.3 million which compares to proceeds from the issuance of share capital of $16.3 million for the six months ended September 30, 2019.

Diginex fully repaid the Credit Facility in the period ended September 30, 2020 of which $6.0 million was settled via the sale of the Solutions Business, $3.9 million was repaid in cash and the remainder was settled in shares and conversion into the convertible bond. During the period ended September 30, 2019, Diginex drew down $3.5 million on the Credit Facility and repaid $4.6 million.

In the six months ended September 30, 2019, Diginex issued a note payable carrying a 15% coupon to employees and shareholders and raised $0.6 million. Post September 30, 2019 the note payable increased to $0.7 million as more funds were raised. The $0.7 million was repaid in full during the six months ended September 30, 2020.

During the six month period to September 30, 2019, Diginex also had an outflow of $2 million relating to a 12-month loan to an associate company.

Indebtedness

As of March 31, 2020, Diginex had drawn $10.7 million of the Credit Facility with Pelham Limited. This Credit Facility was fully repaid and terminated as at September 30, 2020. Other payables outstanding relate primarily to accounts payable that have accumulated in the ordinary course of business.

The table below illustrates the indebtedness as at September 30, 2020 and March 31, 2020:

in USD millions	September 30, 2020	March 31, 2020

Shareholder loans	0.0	10.7
Short term lease obligation	1.8	2.1
Notes payable	0.0	0.7
Other payables	12.4	10.1
Amounts due to an associate	0.9	0.0
Client liabilities*	3.4	0.5
Redemption liability*	35.3	0.0
Long term lease obligation	0.2	0.9
Total debt	54.0	25.0

*The client liabilities held of $3.4 million (March 31, 2020: $0.5 million) relate to monies held in the form of cash (fiat) and digital assets on behalf of clients to enable them to trade on EQUOS and execute OTC trades. The redemption liability relates to amounts due to former shareholders of 8i Enterprises of $35.3 million. Both amounts are offset in the interim condensed consolidated statement of financial position by an equal asset. The $35.3 million due to former 8i Enterprises shareholders was paid on October 2, 2020.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Intellectual Property

Diginex has filed more than fifteen trademark applications for EQUOS and Digivault in various jurisdictions. As of January 2021: (i) the EQUOS mark has been registered in the UK, Hong Kong, Singapore and Switzerland; and (ii) the Digivault mark has been registered in the US, the EU, Hong Kong, China, and Japan.

Diginex was granted two computer software certificates of copyright from the United States Copyright Office in April 2019.

Diginex is working with intellectual property counsel to determine how best to protect the works and inventions of its software engineers in creating the applications that will enable Diginex to run its business lines.

D.	TREND INFORMATION

For a discussion of the trends that affect Diginex’s business, financial condition and results of operations, see “Overview,” “Results of Operations” and “Liquidity and Capital Resources.”

E.	OFF BALANCE SHEET ARRANGEMENTS

Diginex does not have any off balance sheet arrangements.

F.	CONTRACTUAL OBLIGATIONS

The table below illustrates a summary of Diginex’s contractual obligations and commitments as at September 30, 2020:

	Payments due by period
	Total	less than 1 year	2-3 years	3-5 years	more than 5 years
Client liabilities*	3.4	3.4	0.0	0.0	0.0
Redemption liability*	35.3	35.3	0.0	0.0	0.0
Lease obligations	2.0	1.8	0.2	0.0	0.0
Total	40.7	40.5	0.2	0.0	0.0

* The client liabilities held of $3.4 million (March 31, 2020: $0.5 million) relate to monies held in the form of cash (fiat) and digital assets on behalf of clients to enable them to trade on EQUOS and execute OTC trades. The redemption liability relates to amounts due to former shareholders of 8i Enterprises of $35.3 million. Both amounts are offset in the interim condensed consolidated statement of financial position by an equal asset. The $35.3 million due to former 8i Enterprises shareholders was paid on October 2, 2020.